May 31, 2006

The Board of Trustees
Oppenheimer Rochester Michigan Municipal Fund
6803 S. Tucson Way
Centennial, CO  80112-3924

To the Board of Trustees:

      OppenheimerFunds,  Inc.  ("OFI")  hereby offers to purchase  7,352.94 Class A shares,  73.53  Class B shares and 73.53  Class C shares of  Oppenheimer  Rochester
Michigan  Municipal  Fund (the  "Fund"),  at a net asset  value per share of $13.60 for each such class, for an aggregate purchase price of $102,000.

      In connection  with such purchase,  OFI represents that such purchase is made for  investment  purposes  by OFI without any present  intention  of  redeeming  or selling such shares.

                              Very truly yours,

                              OppenheimerFunds, Inc.

                              By:  /s/ Robert G. Zack
                                   _________________________
                                   Robert G. Zack
                                   Senior Vice President and General Counsel